Exhibit F

December 16, 2004

SISTEMA JSFC

T-Mobile Worldwide Holding GmbH
Landgrabenweg 151
53227 Bonn
Germany

Re:          Proposed Public Offering of Shares of

Mobile TeleSystems OJSC (MTS)

Ladies and Gentlemen:

Reference is hereby made to (i) the Shareholders’ Agreement, dated 12 March 2003, between T-Mobile International AG (your predecessor in interest) and Sistema JSFC (the “Agreement”), and (ii) your notice letter addressed to us dated 18 October 2004, given pursuant to Article 8 of the Agreement (the “Notice”), indicating your intention to carry out a proposed Offering of Shares and offering to sell the Shares to us as required by the Agreement.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Notice.

In consideration of the promises contained herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.             Provided the Offering is completed on or before 31 December 2004, until the earlier of 180 calendar days after the completion date of the initial public offering of Sistema or 15 August 2005, except with respect to the Shares pursuant to the Offering, you shall not (and shall cause your affiliates not to), without Sistema’s prior written consent, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement or listing particular with any regulatory authority or stock exchange in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder with respect to, any MTS Shares or any securities convertible into or exercisable or exchangeable for MTS Shares, or warrants or other rights to purchase MTS Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of MTS Shares or any securities convertible into or exercisable or exchangeable for MTS Shares, or warrants or other rights to purchase MTS Shares, whether any such transaction is to be settled by delivery of MTS Shares or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).  For purposes of this paragraph, “MTS Shares” shall mean any common shares of Mobile TeleSystems OJSC.

2.             Subject to market conditions in your sole discretion, you shall use your commercially reasonable efforts to complete the Offering by 31 December 2004.

3.             You shall not, and shall cause your affiliates and representatives not to, issue any press release or make any public announcement relating to the launch of the Offering unless you have consulted with us in advance of issuing any such press release or making such public announcement.

4.             Following the completion of the Offering, you agree to use your reasonable efforts to provide, or cause to be provided, access to the sales order book for the Offering, to the extent possible in compliance with legal and regulatory restrictions.

5.             In furtherance of the purposes of this letter agreement and the other letter agreement dated the date hereof  between the parties, both you and we hereby (and agree to cause our respective current or former shareholders, officers, directors, employees, advisors, agents, assigns, successors-in-interest, representatives, subsidiaries and affiliates to): (i) release and discharge each other and any of each other’s current or former shareholders, officers, directors, employees, advisors, agents, assigns, successors-in-interest, representatives, subsidiaries and affiliates (collectively, the “Protected Persons”) from any and all liabilities, obligations or commitments (whether express or implied, liquidated, absolute, accrued, contingent or otherwise, or known or unknown) arising out of, in connection with or related in any way to your and our obligations under Section 9 of the Agreement, (ii) waive and covenant not to initiate, pursue or support (whether through a private cause of action or otherwise) any and all claims or causes of action of any kind or character against the Protected Persons arising out of, in connection with or related in any way your or our obligations under Section 9 of the Agreement; it being understood and agreed that any such release, discharge, waiver and covenant shall take affect by its express terms without any further action on the part of any party only if the Offering is completed on or prior to 31 December 2004.  Nothing in this paragraph shall be construed as an admission of liability by any person, and the Protected Persons deny any such liability.

6.             This letter agreement shall be governed and construed in accordance with English law.

7.             This letter agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together will constitute one and the same agreement.

SISTEMA JSFC

By:	/s/ Evgeny G. Novitsky
Name: Evgeny G. Novitsky
Title: President

Accepted and agreed:

T-MOBILE WORLDWIDE HOLDING GmbH

By:	/s/ Uli Kühbacher
Name: Dr. Uli Kühbacher
Title: Managing Director

By:	/s/ Frank Stoffer
Name: Frank Stoffer
Title: Managing Director